NO ACT

DC
PE
1-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08023770

Received SEC

JAN 25 2008

Washington, DC 20549

January 25, 2008

Bruce A. Toth
Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601-9703

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/25/2008

Re: Lear Corporation

Dear Mr. Toth:

This is in regard to your letter dated January 24, 2008 concerning the shareholder proposals submitted by the New York City Fire Department Pension Fund, the New York City Board of Education Retirement System, the New York City Employees' Retirement System, the New York City Teachers' Retirement System, and the New York City Police Pension Fund for inclusion in Lear's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposals, and that Lear therefore withdraws its January 16, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Millicent Budhai
Director of Corporate Governance
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

PROCESSED
JAN 31 2008
E
THOMSON
FINANCIAL

WINSTON & STRAWN LLP

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January 16, 2008

BY FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ***Lear Corporation; Commission File No. 1-11311***
Exclusion of Shareholder Proposals Pursuant to Rules 14a-8(e)(2) and/or 14a-8(i)(11)

Ladies and Gentlemen:

Our firm serves as counsel for Lear Corporation, a Delaware corporation ("Lear" or the "Company"). The Company presently intends to file its definitive 2008 proxy statement and form of proxy (together, the "2008 Proxy Materials") on or about March 17, 2008 and expects to post on the internet and/or mail the 2008 Proxy Materials to its stockholders on or about March 17, 2008. The Company's annual meeting (the "2008 Annual Meeting") will be held on May 8, 2008. Accordingly, pursuant to Rule 14a-8(j)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this letter on behalf of Lear to the staff of the Division of Corporation Finance (the "Staff"). Given the tardiness of the submission of the shareholder proposals discussed herein, we would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 31, 2008, so that Lear can meet its timetable in preparing the 2008 Proxy Materials.

On January 11, 2008, Lear received (i) a stockholder proposal regarding the adoption of a majority vote requirement (the "Majority Vote Proposal") on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. (the "Comptroller"), as the custodian and a trustee of the New York City Fire Department Pension Fund and custodian of the New York City Board of Education Retirement System, (ii) a stockholder proposal regarding the adoption of global human rights standards (the "Rights Proposal") on behalf of the Comptroller, as the custodian and a trustee of the New York City Employees' Retirement System and (iii) a stockholder proposal regarding the adoption of procedures relating to shareholder proposals supported by a majority of votes cast at an annual meeting of shareholders (the "Majority Vote Protocol Proposal" and together with the Majority Vote Proposal and the Rights Proposal, the "Proposals") on behalf of the Comptroller, as the custodian and a trustee of the New York City

Teachers' Retirement System and the New York City Police Pension Fund. A copy of (i) the Majority Vote Proposal and accompanying cover letter is attached as Exhibit A, (ii) the Rights Proposal and accompanying cover letter is attached as Exhibit B and (iii) the Majority Vote Protocol Proposal and accompanying cover letter is attached as Exhibit C.

Subject to the Staff's response, Lear intends to exclude from its 2008 Proxy Materials (i) the Proposals pursuant to Rule 14a-8(e)(2) of the Exchange Act, on the basis that the Proposals were not submitted by the Company's properly determined deadline for submitting shareholder proposals and/or (ii) the Majority Vote Proposal pursuant to Rule 14a-8(i)(11) of the Exchange Act, on the basis that the Majority Vote Proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the 2008 Proxy Materials. We hereby request the Staff's concurrence that Lear may exclude the Proposals and supporting statement pursuant to Rules 14a-8(e)(2) and/or 14a-8(i)(11).

Rule 14a-8(j)(1) provides, "If the Company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission.... The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline." Because Lear did not receive the Proposals from the Comptroller until January 11, 2008, Lear is submitting this letter fewer than 80 calendar days before it plans to file the 2008 Proxy Materials. Once Lear received the Proposals, it acted promptly to prepare and submit this letter to the Staff. Accordingly, we respectfully request that the Staff, in the exercise of its discretion under Rule 14a-8(j)(1), permit the Company to submit this letter less than 80 calendar days before the anticipated filing date of its 2008 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter, together with all attachments. By copy of this letter to the proponent in accordance with Rule 14a-8(j), Lear notifies the Comptroller of its intention to exclude the Proposals (including the supporting statements) from its 2008 Proxy Materials.

I. Background

A. Annual Meetings and Deadlines

The Company opened its 2007 annual meeting of shareholders (the "2007 Annual Meeting") on July 12, 2007, adjourned the 2007 Annual Meeting, and reconvened it on July 16, 2007. Although the Company typically holds its annual meeting in May each year, the 2007 Annual Meeting was held in July due to the consideration by the Company's shareholders of a proposed merger of the Company with a subsidiary of American Real Estate Partners, L.P. The Company plans to hold the 2008 Annual Meeting on May 8, 2007. This date is more than 30 days from the date of the 2007 Annual Meeting. Pursuant to Rule 14a-8(e)(2), if the annual meeting of shareholders "has been changed by more than 30 days from the date of the previous year's meeting, then the deadline [for submitting shareholder proposals] is a reasonable time before the company begins to print and mail its proxy materials." Rule 14a-8(e)(1) further states that if a company "has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the Company's quarterly reports on Form 10-Q...."

In the 2007 proxy statement mailed to shareholders (the "2007 Proxy Statement"), the Company stated the following with respect to the deadline for shareholder proposals for the 2008 Annual Meeting:

> "If the merger agreement is not adopted, stockholders who intend to present proposals at the Annual Meeting of Stockholders in 2008 pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must send notice of their proposal to us so that we receive it no later than January 24, 2008, assuming this proxy statement is first released to stockholders on May 23, 2007. If the date of the 2008 Annual Meeting of Stockholders is changed by more than 30 days from the date of the 2007 Annual Meeting, such notice must be received a reasonable time before we begin to print and mail our proxy materials for the 2008 Annual Meeting. Stockholders who intend to present proposals at the Annual Meeting of Stockholders in 2008 other than pursuant to Rule 14a-8 must comply with the notice provisions in our by-laws. The notice provisions in our by-laws require that, for a proposal to be properly brought before the Annual Meeting of Stockholders in 2008, proper notice of the proposal be received by us not less than 120 days or more than 150 days prior to the first anniversary of the mailing date of this proxy statement or, if the date of the 2008 Annual Meeting of Stockholders is changed by more than 30 days from the date of the 2007 Annual Meeting of Stockholders, proper notice must be received within ten days after we publicly disclose the date of the 2008 meeting. Stockholder proposals should be addressed to Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48033, Attention: Corporate Secretary."

Section 2.4 of the By-Laws of the Company (the "By-Laws") provide the following:

> "At an Annual Meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who complies with the notice procedures set forth in this Article II, Section 2.4. For business to

> be properly brought before an Annual Meeting by a stockholder, the stockholder must deliver written notice to, or mail such written notice so that it is received by, the Secretary of the Corporation, at the principal executive offices of the Corporation, not less than 120 or more than 150 days prior to the first anniversary of the date of the Corporation's consent solicitation or proxy statement released to stockholders in connection with the previous year's election of directors or meeting of stockholders, except that if no Annual Meeting of stockholders or election by consent was held in the previous year or if the date of the Annual Meeting has been changed by more than 30 days from the date of the previous year's meeting, a proposal shall be received by the Corporation within 10 days after the Corporation has "publicly disclosed" the date of the meeting in the manner provided in Article II, Section 2.3. above."

Section 2.3 of the By-Laws provides, "For purposes of these By-Laws, 'publicly disclosed' or 'public disclosure' shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission."

Consistent with the disclosure contemplated by Rule 14a-8(e)(1), the Company first publicly disclosed the date of the 2008 Annual Meeting and the deadline for submitting shareholder proposals in its Form 10-Q for the quarterly period ended September 29, 2007 (the "Form 10-Q"), which was filed with the Commission on November 7, 2007. The Form 10-Q stated the following with respect to the 2008 Annual Meeting and submitting shareholder proposals:

> **"Deadline for Submission of Stockholder Proposals for 2008 Annual Meeting of Stockholders:** Lear currently expects to hold its 2008 Annual Meeting of Stockholders on or about May 8, 2008, although such date has not yet been formally approved by our board of directors. Stockholders who intend to present proposals at that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must send notice of their proposal to us so that we receive it in a reasonable time before we begin printing and mailing the proxy statement and no later than November 26, 2007. Stockholders who intend to nominate directors or present proposals at that meeting other than pursuant to Rule 14a-8 must comply with the notice provisions in our by-laws. Stockholder proposals should be addressed to Lear Corporation, 21557 Telegraph Road, Southfield, Michigan 48033, Attention: Secretary."

Despite the notice regarding the deadline for shareholder proposals provided by the Company to shareholders in its 2007 Proxy Statement and the Form 10-Q and the provisions of the By-Laws governing the submission of shareholder proposals, the Comptroller submitted the Proposals to the Company on January 11, 2008, which is 46 calendar days after the deadline for shareholder proposals disclosed in the Form 10-Q.

B. Shareholder Proposal Regarding Majority Voting Previously Received by Lear

The Company received a shareholder proposal from Mr. John Chevedden on December 9, 2007 (the "Prior Proposal"), a copy of which, along with the accompanying cover letter is attached as Exhibit D. The Company intends to include the Prior Proposal in its 2008 Proxy Materials.

The Prior Proposal requests that Lear shareholders adopt the following resolution:

> "RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with the applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes an special solicitations needed for adoption."

The broad language of this proposal requests that the Company remove super-majority voting provisions from its Articles and By-Laws, which would include such provisions applicable to the election of directors.

The Majority Vote Proposal received by the Company on January 11, 2008 requests that Lear shareholders adopt the following resolution:

> "Resolved: That the shareholders of Lear Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of the director nominees exceeds the number of board seats."

II. Analysis

A. The Proposals were received after the deadline for submission of shareholder proposals.

Rule 14a-8(e)(2) provides that if a company's annual meeting of shareholders "has been changed by more than 30 days from the date of the previous year's meeting, then the deadline [for submission of shareholder proposals] is a reasonable time before the company begins to print and mail its proxy materials." As described above in Section I of this letter, the Company's 2008 Annual Meeting will be held more than 30 days from the date of the previous year's meeting. The Company established November 26, 2007 as the deadline for shareholder proposals for the 2008 Annual Meeting, which the Company believes is a reasonable deadline in accordance with Rule 14a-8(e)(2). The Company calculated this date by assuming that it will file, print and mail such materials approximately 45 days before the 2008 Annual Meeting. The Company then used the normal deadline calculation of 120 calendar days before the date of the Company's proxy statement release per Rule 14a-8(e)(2). The Company considers this calculation reasonable. This date is consistent with the deadline for submission of a shareholder proposal for a regularly scheduled annual meeting of shareholders. This date provides (i) the Company with adequate time to review and consider proposals submitted by shareholders, (ii) shareholders with an opportunity to cure defects, (iii) the Company with the opportunity to timely file no-action letter requests with the Staff and (iv) the opportunity for the Staff to review and comment on such no-action requests. *See, e.g.*, Ford Motor Company (February 11, 2004).

Further, the Company clearly disclosed the deadline for submitting shareholder proposals in the Form 10-Q, the manner expressly contemplated by Rule 14a-8(e)(1). The Company's disclosure of the date of the 2008 Annual Meeting and deadline for submitting shareholder proposals contained in the Form 10-Q provided the Company's shareholders with adequate notice and a reasonable time to submit proposals to the Company. *See, e.g.*, Ford Motor Company (February 11, 2004). Additionally, even if the Comptroller were not submitting his proposal pursuant to Rule 14a-8, his timing would be inconsistent with the deadline required by the Company's By-Laws for submission of shareholder proposals other than Rule 14a-8 proposals. Although the provisions of the By-Laws are not dispositive in this case, they further support the reasonableness of the deadline selected by the Company and the concept that shareholders had notice of what is a reasonable time for submissions to the Company in addition to the express notice provided in the Form 10-Q.

Each of the Proposals is dated January 7, 2008 and was received by the Company on January 11, 2008. Consequently, the Comptroller did not submit the Proposal to the Company in a timely manner.

In no-action letters, the Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8 and has consistently taken the position that it would not recommend enforcement action where registrants have proposed to omit untimely shareholder proposals from their proxy materials. *See, e.g.*, Ford Motor Company (February 11, 2004); Smithfield Foods, Inc. (June 4, 2007); International Business Machines Corporation (December 5, 2006); American Express Company (December 21, 2004). Although several of the no-action letters cited in the preceding sentence involve deadlines for the submission of shareholder proposals for regularly scheduled meetings (i.e., meetings scheduled within 30 days of the prior year's meeting), the position established by the Staff should remain the same in cases where an annual meeting has changed by more than 30 days from the annual meeting held the previous year. The Company clearly disclosed in the Form 10-Q the deadline for shareholder proposals for the 2008 Annual Meeting, and the Company did not receive the Proposals by this deadline. Thus, the Company should be permitted to omit the Proposals from its 2008 Proxy Materials in accordance with Rule 14a-8(e)(2) and the Staff's long-standing position requiring timely submission of shareholder proposals.

B. The Majority Vote Proposal substantially duplicates the Prior Proposal, which will be included in the 2008 Proxy Materials.

The Company believes that the Majority Vote Proposal is substantially duplicative of the Prior Proposal, which will be included in the 2008 Proxy Materials. Rule 14a-8(i)(11) provides that a company may exclude a shareholder proposal "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Staff previously has stated that a company cannot select between duplicate proposals but must include the proposal first received in its proxy materials. *See* Constellation Energy Group, Inc. (February 19, 2004); Wells Fargo & Company (February 5, 2003). Further, Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that stockholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See* Release No. 34-12999 (November 22, 1976).

Rule 14a-8(i)(11) does not require that the Majority Vote Proposal be identical to the Prior Proposal in order for the Company to exclude it from the 2008 Proxy Materials. Rather, the Staff has indicated that proposals may be duplicative if they share the same "principal thrust or focus" even if such proposals differ as to terms and scope. *See* Qwest Communications International Inc. (March 8, 2006) (proposal requesting that the company amend its governance documents to provide for a majority voting standard in director elections, with a plurality vote standard retained in the case of contested director elections was substantially duplicative of a proposal to amend the company's corporate governance documents to provide for a majority vote standard in director elections); Time Warner Inc. (March 3, 2006) (proposal requesting that the company amend its organizational documents to remove certain provisions requiring an 80% shareholder vote to amend such company's bylaws was substantially duplicative of a proposal to implement a simple majority voting standard on all issues submitted to a shareholder vote); Comcast Corporation (March 22, 2005) (proposal requesting that the company's board of directors amend its charter to require that the chairman of the board be an independent director who has not previously served as an executive officer of the company was substantially duplicative of a proposal requesting that the company's board of directors adopt a resolution requiring that the chairman of the board serve in that capacity only and have no management duties, titles or responsibilities); The Home Depot (February 28, 2005) (proposal requesting that the company's compensation committee adopt a policy that a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting was substantially duplicative of a proposal requesting that the compensation committee adopt a performance and time-based restricted share grant program for senior executives that included specific time- and performance-based vesting features). Further, while Rule 14a-8(i)(11) protects shareholders from the confusion caused by substantially duplicative proposals, it also protects a company's board of directors from being placed in a position where it cannot effectively consider or implement the shareholders' intent because the relevant proposals request different actions by the Company. *See, e.g.,* Monsanto Company (February 7, 2000) (allowing the exclusion of a substantially duplicative proposal to de-classify the board of directors, the Staff stated that "approval of both proposals would require the board to choose between an annual and triennial timetable for election of candidates" if shareholders approved both proposals).

The Majority Vote Proposal substantially duplicates the Prior Proposal because the principal thrust and focus of each proposal is to adopt a majority voting standard. The language of the Prior Proposal is broader than the Majority Vote Proposal as it would apply a majority voting standard to all matters where a super-majority voting standard currently exists in the Company's certificate of incorporation (the "Certificate") and By-Laws, including director elections. Further, the supporting statement included in the Prior Proposal indicates that the proponent intends for director elections to be included in the scope of the Prior Proposal. Although the Majority Vote Proposal applies only to director elections, the principal goal of the Majority Vote Proposal would be accomplished if shareholders were to adopt the Prior Proposal.

While the Majority Vote Proposal includes a provision that would allow plurality voting in the case of contested directions, the Staff previously has found proposals duplicative when one proposal requests the implementation of a majority voting standard in director elections and retains plurality voting in the case of contested elections and another proposal requests the implementation of majority voting without such provision for plurality voting in contested elections. *See, e.g.,* Allegheny Energy, Inc. (December 20, 2006); Qwest Communications International Inc. (March 8, 2006). Regardless of this minor difference in the scope of the proposals, the principal thrust and focus of both proposals, with respect to director elections, is to implement majority voting.

Additionally, inclusion of both the Majority Vote Proposal and the Prior Proposal in the 2008 Proxy Materials could result in requiring contradictory action by the Company's board of directors. For example, if the Company were to include both proposals and shareholders adopted one proposal but rejected the other, the board of directors of the Company would be unable to implement the shareholders' intent with respect to director elections because in one instance shareholders would have approved majority voting for director elections and in the other they would have rejected it.

With respect to the differences in the implementation procedures included in the Majority Vote Proposal and the Prior Proposal, these minor differences do not change the principal thrust and focus of the two proposals. The Prior Proposal requests that the Company "take all steps necessary... to fully adopt simple majority vote requirements in our Charter and By-laws." The Majority Vote Proposal requests that the Company "initiate the process to amend the Company's governance documents (certificate of incorporation or bylaws)" to provide a majority voting standard in director elections. Regardless of these minor differences in implementation, the result would be to include a majority voting standard in the Certificate and/or By-Laws.

Consistent with the Staff's previous interpretation of Rule 14a-8(i)(11), the Company believes the Majority Vote Proposal is duplicative of the Prior Proposal, which the Company will include in its 2008 Proxy Materials.

III. Conclusion

For the reasons cited above, we respectfully request that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if Lear excludes the Proposals from its 2008 Proxy Materials for the 2008 Annual Meeting in reliance on Rule 14a-8(e)(2) (proposal not submitted by reasonably determined deadline) and/or, with respect to the Majority Vote Proposal only, Rule 14a-8(i)(11) (proposal substantially duplicative of a proposal that will be included in the proxy materials). Given the tardiness of the submission of the Proposals, we would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 31, 2008, so that Lear can meet its timetable in preparing the 2008 Proxy Materials.

If the Staff disagrees with the conclusions in this letter regarding the exclusion of the Proposals and respective supporting statements, or if any additional submissions are desired in support of the positions set forth above, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call the undersigned at (312) 558-5723.

Please acknowledge receipt of this letter and its enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely,

Bruce A. Toth

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy, The City of New York Officer of the Comptroller, Bureau of Asset Management (w/encl.) (via email and federal express)

Terrence B. Larkin, Senior Vice President, General Counsel and Corporate Secretary of Lear Corporation (w/encl.)

EXHIBIT A

Majority Vote Proposal with Supporting Statement

(See attached.)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

January 7, 2008

Mr. Daniel A. Ninivaggi
Senior Vice President, Secretary and
General Counsel
Lear Corporation
21557 Telegraph Road
Southfield, MI 48034

Dear Mr. Ninivaggi:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

I, therefore, offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York certifying the Systems' ownership, for over a year, of shares of Lear Corporation, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

Lear shr ltr 2008 corp gov.fol

Director Election Majority Vote Standard Proposal

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Fire Department Pension Fund and New York City Board of Education Retirement System

Resolved: That the shareholders of **Lear Corporation** ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement:

In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, companies are increasingly adopting a majority vote standard in company by-laws. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its board had not taken either action.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in Company governance documents. Our Company needs to join the growing list of companies that have taken this action. With a majority vote standard in place, the board can then consider action on developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-

election director resignation policy would establish a meaningful right for 417
shareholders to elect directors, while reserving for the board an important post- 429
election role in determining the continued status of an unelected director. We feel 462
that this combination of the majority vote standard with a post-election policy 474
represents a true majority vote standard. 480

BNY MELLON
ASSET SERVICING

US Securities Services

January 07, 2008

To Whom It May Concern

Re: Lear Corporation CUSIP#: 521865105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 05, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 3,600 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

January 07, 2008

To Whom It May Concern

Re: Lear Corporation CUSIP#: 521865105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 05, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 3,600 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

January 07, 2008

To Whom It May Concern

Re: Lear Corporation CUSIP#: 521865105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 05, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 9,400 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

EXHIBIT B

Rights Proposal with Supporting Statement

(See attached.)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 7, 2008

Mr. Daniel A. Ninivaggi
Senior Vice President, Secretary and
General Counsel
Lear Corporation
21557 Telegraph Road
Southfield, MI 48034

Dear Mr. Ninivaggi:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System (the "System"). The System's board of trustees has authorized the Comptroller to inform you of its intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO) and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights. Its adoption would benefit the Company by helping to ensure that it is not associated with human rights violations in the workplace.

14a-8(a) A letter from The Bank of New York certifying the System's ownership, continually for over a year, of shares of Lear Corporation common stock is enclosed. The System intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's Board of Directors decide to endorse its provision, the System will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Kenneth B. Sylvester

Enclosures

Lear corporation ilo - 2008

LEAR CORPORATION
GLOBAL HUMAN RIGHTS STANDARDS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Board of Trustees of the New York City Employees' Retirement System

Whereas, Lear Corporation currently has overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights , by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

h:resoworkplstandards

BNY MELLON
ASSET SERVICING

US Securities Services

January 07, 2008

To Whom It May Concern

Re: Lear Corporation CUSIP#: 521865105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 05, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 71,391 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann
Vice President

EXHIBIT C

Majority Vote Protocol Proposal with Supporting Statement

(See attached.)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 7, 2008

Mr. Daniel A. Ninivaggi
Senior Vice President, Secretary and
General Counsel
Lear Corporation
21557 Telegraph Road
Southfield, MI 48034

Dear Mr. Ninivaggi:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Teachers' Retirement System, and the New York City Police Pension Fund (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of Lear Corporation.

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York certifying the Systems' ownership of shares of Lear Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

We would be happy to discuss this initiative with you. Should the Board of Directors decide to endorse its provisions as company policy, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester
Enclosures

Lear Corp. Maj. Vote protocol - 2008

MAJORITY VOTE PROTOCOL

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Police Pension Fund and the New York City Teachers' Retirement System

WHEREAS, in 2002, United States Congress, the Securities and Exchange Commission, and the stock exchanges, recognizing the urgent need to restore public trust and confidence in the capital markets, acted to strengthen accounting regulations, to improve corporate financial disclosure, independent oversight of auditors, and the independence and effectiveness of corporate boards; and

WHEREAS, we believe these reforms, albeit significant steps in the right direction, have not adequately addressed shareholder rights and the accountability of directors of corporate boards to the shareholders who elect them; and

WHEREAS, we believe the reforms have not addressed a major concern of institutional investors — the continuing failure of numerous boards of directors to adopt shareholder proposals on important corporate governance reforms despite the proposals being supported by increasingly large majorities of the totals of shareholder votes cast for and against the proposals;

WHEREAS, the Board of Directors of our company has not adopted shareholder proposals that were supported by majority votes;

NOW, THEREFORE, BE IT RESOLVED: That the shareholders request the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or by-laws) to establish an engagement process with the proponents of shareholder proposals that are supported by a majority of the votes cast, excluding abstentions and broker non-votes, at any annual meeting.

In adopting such a policy, the Board of Directors should include the following steps:

- Within four months after the annual meeting, an independent board committee should schedule a meeting (which may be held telephonically) with the proponent of the proposal, to obtain any additional information to provide to the Board of Directors for its reconsideration of the proposal. The meeting with the proponent should be coordinated with the timing of a regularly scheduled board meeting.

- Following the meeting with the proponent, the independent board committee should present the proposal with the committee's recommendation, and information relevant to the proposal, to the full Board of Directors, for action consistent with the company's charter and by-laws, which should necessarily include a consideration of the interest of the shareholders.

BNY MELLON
ASSET SERVICING

US Securities Services

January 07, 2008

To Whom It May Concern

Re: Lear Corporation CUSIP#: 521865105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 05, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 60,523 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

January 07, 2008

To Whom It May Concern

Re: Lear Corporation CUSIP#: 521865105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 05, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 31,600 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

EXHIBIT D

Prior Proposal with Supporting Statement

(See attached.)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Robert Rossiter
Chairman
Lear Corp. (LEA)
21557 Telegraph Road
Southfield, MI 48086
PH: 248-447-1500
FX: 248 447-1722

Rule 14a-8 Proposal

Dear Mr. Rossiter,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden   December 9, 2007
                                                 Date

cc: Daniel Ninivaggi
Corporate Secretary
FX: 248-447-4408
F: 248-447-1677

[LEA: Rule 14a-8 Proposal, December 9, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote won a remarkable 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting.

Currently a 1%-minority can still frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- A 67% shareholder vote was required to change one of our bylaws, which allow our entire board have one lonely director.
- Mr. McCurdy, arguably a "fig leaf" Lead Director and additionally Chairman of our key Audit Committee had 19-years director tenure – Independence concern.
- Furthermore Mr. McCurdy accumulated only 2,000 shares after 19 years – Commitment concern.
- Our 4-member Audit Committee had two members with 16 to 19 years tenure – Independence concern.
- Management failed to disclose the number of board meetings.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Call a special meeting.
  3) A majority vote standard in electing our directors.
- Thus future shareholder proposals on the above topics could obtain significant support.

Additionally:

- Four directors owned from zero to 1000 shares – Commitment concern:
  Mr. Intrieri (zero)
  Mr. Mallett
  Mr. Fry
  Mr. Wallace
- And three other directors each owned 1,500 to 3,300 shares.
- Three directors were held from 4 or 5 director seats each – Over-extension concern:
  Mr. Wallman, who retired from regular employment while in his early 50s
  Mr. Intrieri.
  Mr. Wallace
- These directors received significant withheld votes of 16% to 20% in 2007:
  Mr. McCurdy
  Mr. Wallman
  Mr. Parrott

• Mr. Wallman and Mr. Wallace were designated "Accelerated Vesting" directors due to service on a board that sped up stock option vesting.
• Mr. Parrott and Mr. Spalding had non-director links to our company – Independence concern.
• Two directors also served on boards rated "D" by The Corporate Library:

1) Mr. Wallman	Ariba, Inc. (ARBA)
2) Mr. Intrieri	American Railcar (ARII)

• Our Company will take 3-years to transition to annual election of each director – when the transition could be completed in one-year.

The above concerns show there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

WINSTON & STRAWN LLP

RECEIVED

2008 JAN 25 AM 11:24

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

43 RUE DU RHONE
1204 GENEVA, SWITZERLAND

99 GRESHAM STREET
LONDON EC2V 7NG

333 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-1543

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

(312) 558-5600

FACSIMILE (312) 558-5700

www.winston.com

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

25 AVENUE MARCEAU
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1700 K STREET, N.W.
WASHINGTON, D.C. 20006-3817

January 24, 2008

BY FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lear Corporation; Commission File No. 1-11311; Withdrawal of Shareholder Proposals submitted on behalf of the Comptroller of the City of New York

Ladies and Gentlemen:

In a letter dated January 16, 2008 (the "No-Action Request"), our firm, on behalf of Lear Corporation, a Delaware corporation ("Lear" or the "Company"), requested that the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission concur that pursuant to Rules 14a-8(e)(2) and/or 14a-8(i)(11) Lear could properly exclude from its proxy materials for its 2008 annual meeting of shareholders (i) a stockholder proposal regarding the adoption of a majority vote requirement (the "Majority Vote Proposal") submitted on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. (the "Comptroller"), as the custodian and a trustee of the New York City Fire Department Pension Fund and custodian of the New York City Board of Education Retirement System, (ii) a stockholder proposal regarding the adoption of global human rights standards (the "Rights Proposal") submitted on behalf of the Comptroller, as the custodian and a trustee of the New York City Employees' Retirement System and (iii) a stockholder proposal regarding the adoption of procedures relating to shareholder proposals supported by a majority of votes cast at an annual meeting of shareholders (the "Majority Vote Protocol Proposal" and together with the Majority Vote Proposal and the Rights Proposal, the "Proposals") submitted on behalf of the Comptroller, as the custodian and a trustee of the New York City Teachers' Retirement System and the New York City Police Pension Fund.

Attached as Exhibit A is a letter submitted on behalf of the Comptroller to Lear dated January 23, 2008 stating that the Comptroller voluntarily withdrawals the Proposals on behalf of the shareholders listed above. In reliance on this letter, we hereby withdrawal the No-

Action Request. If you have any questions regarding this matter, or need any additional information, please call the undersigned at (312) 558-5723.

Sincerely,

Bruce A. Toth

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy, The City of New York Office of the Comptroller, Bureau of Asset Management (w/encl.)

Millicent Budhai, Director of Corporate Governance, The City of New York Office of the Comptroller

Terrence B. Larkin, Senior Vice President, General Counsel and Corporate Secretary of Lear Corporation (w/encl.)

EXHIBIT A

Withdrawal of Shareholder Proposals

(See attached.)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 23, 2008

Mr. Daniel Ninivaggi
Senior Vice President, Secretary and
General Counsel
Lear Corporation
21557 Telegraph Road
Southfield, MI 48034

Dear Mr. Ninivaggi:

On behalf of the New York City Pension Funds, I hereby acknowledge that the deadline for filing shareholder proposals for the company's 2008 annual meeting was changed from January 24, 2008 to November 26, 2007, and reported as of November 7, 2007. By filing the Funds' resolutions on January 11, 2008, we missed the revised deadline for inclusion in the 2008 proxy statement.

On behalf of the Funds, I therefore withdraw the following three resolutions:

1. Director Election Majority Vote Standard Proposal (New York City Board of Education Retirement System, New York City Fire Department Pension Fund)
2. Majority Vote Protocol (New York City Police Pension Fund, New York City Teachers' Retirement System)
3. Global Human Rights Standards (New York City Employees' Retirement System)

Sincerely

Millicent Budhai
Director of Corporate Governance
212 669 2536